N e w s     R e l e a s e

Exhibit 99.1

Investor Contacts:

Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com

CHARTERED UPDATES GUIDANCE FOR FIRST QUARTER

SINGAPORE – March 4, 2005 – Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) updated its first-quarter guidance, which was originally provided on January 28, 2005.

“Revenues including our share of Silicon Manufacturing Partners (SMP or Fab 5) are now expected to be at the lower end of our prior guidance, though revenues at the Chartered level are expected to be lower than what we have guided before. Our share of SMP revenues is expected to be higher than our prior guidance. We now expect utilization to be one percentage point below 60 percent, mid-point of our previous guidance. Consistent with lower revenues, first-quarter net loss will be at the higher end of the range guided previously,” said George Thomas, vice president & CFO of Chartered.

“We now expect revenues from leading-edge 0.13-micron technology to increase sequentially by approximately 18 percent and represent slightly over 30 percent of our total business base revenues. Compared to fourth quarter 2004, as we had expected earlier, we see weakness in the communications and computer sectors, partially offset by strength in the consumer sector.”

“Over the last several weeks, we have seen improvements in customer forecasts for the second quarter, suggesting that the inventory situation is improving and we are closer to the trough of the cycle, in line with what we had indicated before,” concluded Thomas.

Chartered plans to release first quarter 2005 results on Friday, April 22, 2005, Singapore time, before the Singapore market opens.

Chartered’s original guidance for first quarter 2005 was published in the Company’s fourth quarter 2004 earnings release dated January 28, 2005, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

Presentation of Information in this News Release

The Company’s financial results are prepared and determined in accordance with US GAAP. In order to give investors additional information, Chartered has also provided information on its total business base revenues which included the Company’s share of SMP. SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues. References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP.

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our expectation of our first quarter 2005 performance versus the January 2005 guidance, the expected revenue and utilization rate; the revenue contribution from leading-edge 0.13 micron technology and the weakness in the communications and computer sectors reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are:

demands from our major customers; competition and industry overcapacity; changes in market outlook and trends, specifically in the foundry services, communications, computer and consumer sectors; the rate of the semiconductor market recovery; unforeseen delays or interruptions in our plans for our fabrication facilities; our progress on leading edge products; the performance level of and technology mix in our fabrication facilities and the successful implementation of our partnership, technology and supply alliances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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